EXHIBIT 12

KERR-McGEE CORPORATION AND SUBSIDIARY COMPANIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Millions of dollars)	2005	2004	2003	2002	2001

Earnings:
Income (loss) from continuing operations,
before income taxes	$1,434	$401	$140	$(159)	$436
Fixed charges	356	285	282	293	207
Net loss on equity method investees	19	26	33	25	5
Gain on sale of interest in equity method investee	(120)	-	-	-	-
Distributed income from equity method investees	129	10	1	-	-
Interest capitalized	(28)	(13)	(10)	(7)	(29)

Total earnings (loss)	$1,790	$709	$446	$152	$619

Fixed Charges -
Interest expense	$295	$244	$250	$267	$186
Rental expense representative of interest factor	33	28	22	20	13
Interest capitalized	28	13	10	7	29

Total fixed charges	$356	$285	$282	$294	$228

Ratio of earnings to fixed charges	5.0	2.5	1.6	0.5	2.7